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                           October 8, 2021

       Arthur Cohen
       Chief Executive Officer
       HealthCor Catalio Acquisition Corp.
       55 Hudson Yards, 28th Floor
       New York, NY 10001

                                                        Re: HealthCor Catalio
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed September 29,
2021
                                                            File No. 333-259148

       Dear Mr. Cohen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       The Business Combination Agreement
       Background of the Business Combination, page 121

   1. We note your response to prior comment 5. Please revise to clarify how the valuation discussed on page 124
for the combined companies agreed to in the LOI was developed by May 26, 2021 when
significant changes were made to the underlying revenue estimates following that date.
Alternately, clarify why the significant changes to revenue
                                                        estimates that occurred
after May 26, 2021 did not affect the valuation for the combined companies agreed to in
the LOI.
 Arthur Cohen
FirstName  LastNameArthur   Cohen
HealthCor Catalio Acquisition Corp.
Comapany
October    NameHealthCor Catalio Acquisition Corp.
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
HealthCor's Board of Directors' Reasons for the Approval of the Business Combination, page
125

2.       We note the changes made in response to prior comment 6 on pages 126 and 127
         disclosing that the the HealthCor Board considered the enterprise value of at least 11 comparable publicly traded companies. Please expand your disclosure to describe this analysis. In addition to the analysis itself, your disclosure should include, without limitation, all material criteria and assumptions that management used to determine that the selected companies were the most comparable to the combined Hyperfine and
         Liminal.
U.S. Federal Income Tax Considerations, page 169

3. We note the following statement on page 170: "THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY." This statement appears to be an inappropriate
         disclaimer as investors are entitled to rely on the opinion expressed. Please remove the statement or advise. Further, please revise the rest of the statement and similar statements on pages 173, 175 and 176 to clarify that individuals may want to consult with their own tax advisor or counsel only to the extent that their personal tax consequences of an investment may vary as a result of different tax situations, and to remove the implication that the recommendation disclaims reliance on counsel's opinion as to the tax consequences of the domestication, an exercise of redemption rights and ownership and disposition of shares of New Hyperfine Class A common stock. Refer to Staff Legal
         Bulletin No. 19, Part III.D.1 for guidance.
Hyperfine, Inc. and Liminal Sciences, Inc.
Notes to Combined Financial Statements
Note 5. Inventories, page F-48

4. We note your response to prior comment 16. Please expand your disclosures to discuss
         the nature of the    manufacturing process    performed by your
employees. If such costs
         solely relate to warehousing logistics coordination and material sourcing activities, please clarify. Also, in light of the fact that your inventories primarily consist of finished goods
         which are produced by the Company   s third party contract
manufacturers, please address
         the need to clarify your references to    estimated costs of
completion    on page 255,
            indirect production costs    on page F-48 and    inventory acquired
or produced    on page F-
         72.

       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.
 Arthur Cohen
HealthCor Catalio Acquisition Corp.
October 8, 2021
Page 3

                                                   Sincerely,
FirstName LastNameArthur Cohen
                                                   Division of Corporation
Finance
Comapany NameHealthCor Catalio Acquisition Corp.
                                                   Office of Life Sciences
October 8, 2021 Page 3
cc:       Debbie P. Yee, P.C.
FirstName LastName